FILED BY COEUR D'ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934.

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

FOR IMMEDIATE RELEASE

FAIRVEST, CANADA’S LEADING INDEPENDENT PROXY ADVISORY FIRM, REVERSES WHEATON
RIVER RECOMMENDATION

NOW RECOMMENDS WHEATON RIVER STOCKHOLDERS VOTE AGAINST IAMGOLD-WHEATON RIVER
PLAN OF ARRANGEMENT

COEUR: “REVERSAL BY ISS AFFILIATE SENDS STRONG MESSAGE TO WHEATON RIVER’S BOARD
THAT JUNE 8th MEETING SHOULD BE POSTPONED”

     Coeur d’Alene, Idaho, June 4, 2004 – Coeur d’Alene Mines Corporation (NYSE:CDE) today announced that Fairvest, Canada’s leading independent proxy advisory firm and an affiliate of Institutional Shareholder Services (ISS), today reversed its previous recommendation to stockholders of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT). Fairvest now recommends that Wheaton River stockholders vote AGAINST the proposed Wheaton River-IAMGOLD Corporation (TSX:IMG, AMEX:IAG) plan of arrangement at the Special Meeting of Wheaton River Stockholders scheduled to be held on Tuesday, June 8, 2004.

     Fairvest, an ISS company, recommendations are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the Canada, U.S. and the world.

     Dennis E. Wheeler, Chairman and Chief Executive Officer of Coeur d’Alene, said, “We are very pleased that Fairvest, an ISS company, reversed its previous decision and now recommends that Wheaton River stockholders vote AGAINST the proposed IAMGOLD-Wheaton River plan of arrangement. We believe today’s decision recognizes that Coeur’s revised proposal represents a significant premium to the IAMGOLD transaction. Wheaton River stockholders should act now and send a strong message to the Wheaton River Board that they want the opportunity to consider Coeur’s superior merger proposal.”

     Fairvest, in its June 4th report, noted that Coeur’s revised merger proposal represents a premium of 16% based on closing prices of Coeur’s and Wheaton River’s shares on June 2, 2004. Coeur noted that prior to Fairvest’s June 4th recommendation, Fairvest had acknowledged that “a sweetened offer” of approximately 10-12% by Coeur would necessitate a review and possible revision of its previous recommendation.

     Mr. Wheeler called upon the Wheaton River Board to either postpone the June 8 Special Meeting or waive today’s early cutoff of 11:00 am ET to submit proxy votes for the meeting. “We understand that this is the traditional practice to waive the deadline and we call upon the Wheaton River Board to make a public announcement immediately to this effect,” added Mr. Wheeler.

     In today’s report recommending Wheaton River stockholders to now vote AGAINST the IAMGOLD transaction, Fairvest noted:

“We recommend opposing the Wheaton merger on the basis that it imposes a deadline that precludes shareholders from exploring the benefits of another legitimate and possibly superior proposal.”

“We believe that shareholders need more time and information on the two options. With the deadline looming so close, we believe that the Wheaton board should be working to get more time for shareholders to evaluate their options.”

*Permission to use quotations was neither sought nor obtained.

     CIBC World Markets Inc. is acting as financial advisor to Coeur. Gibson, Dunn & Crutcher LLP and Stikeman Elliott LLP are acting as legal counsel to Coeur.

     Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resource” in this press release which the SEC guidelines strictly prohibit us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2003 and Form 10-Q for the quarter ended March 31, 2004. You can review and obtain copies of that filing from the SEC website at http://www.sec.gov/edgar.html.

This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s stockholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. This communication is not a solicitation of a proxy from any security holder of Coeur d’Alene Mines Corporation or Wheaton River Minerals Ltd. If a transaction is agreed upon or an offer commenced, Coeur will file a proxy statement/prospectus and any other relevant documents concerning the proposed transaction with Wheaton River with the SEC and the securities commissions or equivalent regulatory authorities in Canada. YOU ARE URGED TO READ ANY SUCH PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS IF AND WHEN FILED WITH THE SEC AND THE SECURITIES COMMISSIONS OR EQUIVALENT REGULATORY AUTHORITIES IN CANADA BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain any such proxy statement/prospectus (if and when it becomes available) and any other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (if and when it becomes available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

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Contacts:	James A. Sabala Chief Financial Officer 208-769-8152
Mitchell J. Krebs Vice President Of Corporate Development 773-255-9808
Joele Frank / Judith Wilkinson Joele Frank, Wilkinson Brimmer Katcher 212-355-4449
Dan Burch / Steve Balet MacKenzie Partners, Inc. 212-929-5500